

08028182

ᗡᴇᑌ
Mail Processing
Section

MAR 11 2008

Washington, DC
101

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67524

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___**01/01/07**___ AND ENDING ___**12/31/07**___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *SSP Securities, LLC*
H/N/A Silver Steep Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 Westlake Avenue North, Suite 400
(No. and Street)

Seattle   **WA**   **98109**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Brown   **(404) 303-8840 Ext. 205**
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name - if individual, state last, first, middle name)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 31 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Robert M. Farinholt_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Silver Steep Partners, LLC_____, as

of ____December 31_____ ,__2007__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Vice President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).__*

SILVER STEEP PARTNERS LLC
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
Silver Steep Partners LLC

We have audited the accompanying statement of financial condition of Silver Steep Partners LLC, as of December 31, 2007 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Steep Partners LLC, as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 10, 2008
Atlanta, Georgia

[signature]

RUBIO CPA, PC

SILVER STEEP PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

	2007
Cash and cash equivalents	$ 111,295
Accounts receivable	48,683
Prepaid expenses	628
Total Assets	$ 160,606

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 2,432
Due to members	40,528
Total Liabilities	42,960
MEMBERS' EQUITY	117,646
Total Liabilities and Members' Equity	$ 160,606

The accompanying notes are an integral part of these financial statements.

SILVER STEEP PARTNERS LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

	2007
REVENUES	
Investment banking	$ 56,723
Other	35,003
Total revenues	91,726
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	9,455
Occupancy	9,440
Communications	527
Other operating expenses	23,192
Total expenses	42,614
NET INCOME	$ 49,112

The accompanying notes are an integral part of these financial statements.

SILVER STEEP PARTNERS LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 49,112
Adjustments to reconcile net income to net cash provided by operations:	
Increase in accounts receivable	(48,683)
Increase in prepaid expenses	(628)
Increase in accounts payable	2,432
Increase in due to member	40,528
NET CASH PROVIDED BY OPERATING ACTIVITIES	42,761
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	35,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	35,000
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net assets received from business acquired	18,571
NET CASH FLOWS FROM INVESTING ACTIVITES	18,571
NET INCREASE IN CASH AND CASH EQUIVALENTS	96,332
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	14,963
End of year	$ 111,295

The accompanying notes are an integral part of these financial statements.

SILVER STEEP PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	14,963
Net Income		49,112
Member contributions		35,000
Net equity of acquired company		18,571
Balance, December 31, 2007	$	117,646

The accompanying notes are an integral part of these financial statements.

SILVER STEEP PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company was organized in November 2006 as SSP Securities, LLC, a state of Washington limited liability company, and became a broker dealer in June 2007. Effective September 30, 2007, the Company acquired all of the assets and liabilities of Silver Steep Partners and changed its name to Silver Steep Partners LLC. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority.

The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank account at a high credit quality bank. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2007, the Company had net capital of $68,335, which was $63,335 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .6 to 1.0.

NOTE C – CONCENTRATIONS

All of the investment banking revenues were earned from two customers in 2007.

NOTE D – LEASES

The Company operates from premises leased for $1,200 monthly under an operating lease which expires December 2008. Rent expense for 2007 was approximately $9,400.

NOTE E – ACQUISITION

On September 30, 2007 the Company acquired all of the assets, liabilities and operations of Silver Steep Partners, LLC, a Washington limited liability company and changed its name to Silver Steep Partners, LLC. The Company has allocated the purchase price to the assets acquired and liabilities assumed at estimated fair values which were the same as the book values. The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$ 81,259
Accounts receivable	42,442
Accounts payable	(2,389)
Due to members	(102,741)
Net equity acquired	$ 18,571

NOTE F – RELATED PARTIES

The Company utilizes office furniture and equipment provided by its members at no cost. The fair value of the use of this property is considered insignificant.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SILVER STEEP PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2007

NET CAPITAL:

Total members' equity	$ 117,646
Less nonallowable assets:	
Accounts receivable	(48,683)
Prepaid expenses	(628)
	(49,311)
Net capital before haircuts	68,335
Less haircuts	-
Net capital	68,335
Minimum net capital required	5,000
Excess net capital	$ 63,335
Aggregate indebtedness	$ 42,960
Ratio of aggregate indebtedness to net capital	.6 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

Net capital in Part IIA of Form X17a-5	$ 65,361
Audit adjustment to reduce accounts payable	2,974
Net capital as computed above	$ 68,335

SILVER STEEP PARTNERS LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Members
Silver Steep Partners LLC

In planning and performing our audit of the financial statements of Silver Steep Partners LLC, for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Silver Steep Partners LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

March 10, 2008
Atlanta, Georgia

RUBIO CPA, PC

END